[PAUL, HASTINGS, JANOFSKY & WALKER LLP LETTERHEAD]


(714) 668-6244
chrismanderson@paulhastings.com


July 12, 2005


VIA EDGAR


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Mark P. Shuman
--------------------------

Re:      TCI Solutions, Inc.
         Schedule 13E-3 filed on April 25, 2005
         File No. 5-55375
         Preliminary Schedule 14A filed on April 25, 2005
         File No. 0-49783

Ladies and Gentlemen:

The following response addresses the comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated June 9, 2005 (the "Comment Letter"), regarding the above-referenced filings of TCI Solutions, Inc. ("TCI" or the "Company") under the Securities Exchange Act of 1934. The Staff's comments are set forth below in bold, followed by TCI's response to each comment. Our responses have been numbered to correspond to the numbers assigned to each of the Staff's comments in the Comment Letter.

Schedule 13E-3
--------------

General
-------

1. Note that Rule 13e-3(a)(3) defines as a going private transaction "any transaction or series of transactions" which has the requisite going private effect. Please tell us why you concluded that the entry into the stock purchase agreement on April 30, 2005 was not the first step in this going private transaction that required that a Schedule l3E-3 be filed at that time. This seems to be the way you characterize the transaction in your disclosure document. For example, on page 1 of the proxy statement you state: "The acquisition of TCI by Retalix has been structured as a two step

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 2


         process to acquire the entire company." In analyzing this issue, please refer to Question 4 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

RESPONSE:
---------

         In response to the Staff's comment, we concluded that a Schedule 13E-3 was not required to be filed in connection with the April 1, 2005 stock purchase agreement because, prior to and at the time of the execution of the agreement, Retalix was not an affiliate of TCI within the meaning of Rule 13e-3(a)(1). We viewed the second-step merger as a Rule 13e-3 transaction because Retalix became an affiliate of TCI upon completion of the first transaction. The initial transaction is akin to a tender offer by an unaffiliated third party, followed by a second-step, clean-up merger in which all remaining shares not previously tendered are converted into the right to receive merger consideration. In such a transaction the unaffiliated party making the tender offer is not considered an affiliate for purposes of 13e-3. In defining "affiliate," Rule 13e-3(a)(1) notes that "[f]or the purposes of this rule only, a person who is not an affiliate of an issuer at the commencement of such person's tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer."

         Only upon entry into the merger agreement did it become "reasonably likely that any of the specified effects [would] occur." See Question 4 in SEC Release 34-17719. The parties acknowledge that the Staff might not view the two steps as a unitary transaction akin to a tender offer. We respectfully point out that as soon as the transactions under the stock purchase agreement closed and the merger agreement was executed, Retalix became an affiliate and Retalix and TCI both commenced work on the pertinent disclosure documents and filed initial drafts of such documents as soon as practicable thereafter, well in advance of any further investment decisions by the remaining unaffiliated stockholders.

2. After the transaction, TCI will be a wholly-owned subsidiary of Retalix. We note from page 7 that the institutional investors that participated in the April 1, 2005 stock purchase agreement are now stockholders in Retalix Ltd. Please advise us as to what consideration was given as to whether these persons should be filing persons on the
         Schedule 13E-3. Also, advise us as to what consideration was given as to whether the former directors of TCI, who were affiliates of the institutional investors involved in the stock purchase agreement, should be filing persons on the Schedule 13E-3. These include Messrs. Houlihan, Raynor, Gardner and Koulogeorge. Refer to section II.D.3. of the Division of Corporation Finance's Current

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 3


         Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov, for further guidance.

RESPONSE:
---------

         In response to the first part of the Staff's comment, we considered that Rule 13e-3(d) requires the issuer and affiliates of the issuer to file
Schedule 13E-3 in connection with a going private transaction and analyzed whether the institutional investors were "affiliates" within the meaning of Rule 13e-3(a)(1). The rule defines an affiliate as "a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." We concluded that no single institutional investor exercised "control" of TCI within the meaning of Exchange Act Rule 12b-2 (i.e., "possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities by contract, or otherwise"). Although each of the institutional investors had a seat on the TCI board, no investor had the power to unilaterally exercise control of TCI. In addition, the institutional investors played no part in the structuring or negotiation of the April 1, 2005 stock purchase or the merger, which were the result of arm's-length negotiations between Retalix and David R. Butler and Stephen P. DeSantis of TCI. Mr. Butler was both Chief Executive Officer and a director of TCI at the time and represented the board in the structuring and negotiation of the transaction. The institutional stockholders approved the transaction after negotiations were concluded.

         The institutional stockholders received an aggregate of 715,730 Ordinary Shares of Retalix in the transaction, representing just 3.8% of the 18,458,259(1) Retalix Ordinary Shares outstanding following the transaction, and just 3.4% of the approximately 21,118,237 Retalix shares outstanding on a fully diluted basis. No single institutional stockholder owns more than one percent (1%) of Retalix's Ordinary Shares or holds a seat on the Retalix board. Therefore, we concluded that no single institutional stockholder controlled, was controlled by, or was under common control with either TCI or Retalix, and therefore none should be deemed an affiliate within the meaning of Rule 13e-3(a)(1).

         In response to the second part of the Staff's comment, for the foregoing reasons we also concluded that none of Messrs. Houlihan, Raynor, Gardner or Koulogeorge was an affiliate of TCI or Retalix by virtue of their relationships with the institutional stockholders. As to their positions as former directors of TCI, section II.D.3. states that when analyzing whether a seller-issuer's senior management would be deemed filing


--------
(1) Retalix reported 17,742,529 shares outstanding as of March 31, 2005, and issued 715,730 shares to the institutional investors on April 1, 2005.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 4


persons under Rule 13e-3 "[a]n important aspect of the staff's analysis was the fact that the issuer's management would hold a material amount of the surviving company's equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2 . .. ." Except for Mr. Koulogeorge, who received 31,193 Retalix Ordinary Shares and Mr. Raynor, who indirectly received 2,355 Retalix Ordinary Shares via his individual retirement account, none of these individuals holds any Retalix securities (other than deemed beneficial ownership resulting from their positions with the respective institutional stockholders). None occupies a seat on the Retalix board or a senior management position, or is otherwise in a position to "control" Retalix. Therefore, we concluded that Messrs. Houlihan, Raynor, Gardner and Koulogeorge were not filing persons for the Schedule 13E-3.

3. See our comment above. To the extent that you add additional filing persons on the Schedule 13E-3, the disclosure in the proxy statement must be expanded to ensure that all disclosure required is provided for each individual filing person. In addition, to the extent applicable, you should conform your new disclosure to our comments below.

RESPONSE:
---------

         No additional filing persons have been added to the Schedule 13E-3.

Item 2.  Subject Company Information, page 2
--------------------------------------------

4. Please revise to provide a specific reference to the section(s) of the proxy statement that provides the information required by Item 1002(f) of Regulation M-A.

RESPONSE:
---------

         In response to the Staff's comment, we have noted in the Schedule 13E-3 that Retalix's purchase of TCI securities from the institutional stockholders is described in detail under "SPECIAL FACTORS - Background of the Merger." We have also added a reference to "OTHER MATTERS - Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers."

Item 3.  Identity and Background of Filing Persons, page 4
----------------------------------------------------------

5. The staff considers all officers and directors of the issuer to be affiliates of the issuer. Advise us of the basis for your belief that Mr. Butler should not be a filing person. We note that he will continue in his current position

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 5


         with TCI and is now an executive officer and director of Retalix Ltd. To the extent your officers and directors are directly or indirectly engaged in this transaction, the facing page of your Schedule 13E-3 should be revised to reflect all of your directors and executive officers as filing persons. See section II.D.3. of the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov.

RESPONSE:
---------

         In response to the Staff's comment, we respectfully note that Mr. Butler is not an executive officer and director of Retalix. Instead, Mr. Butler was Executive Vice President, Sales of Retalix USA Inc., a wholly-owned subsidiary of Retalix until June 30, 2005, upon which date he terminated his employment.

         We believe that Mr. Butler is not a filing person after reviewing Rule 13e-3 and the factors set forth in section II.D.3. Section II.D.3. states that when analyzing whether a seller-issuer's senior management would be deemed filing persons under Rule 13e-3 "[a]n important aspect of the staff's analysis was the fact that the issuer's management would hold a material amount of the surviving company's equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to "control" the surviving company within the meaning of Exchange Act Rule 12b-2 . .. ." Mr. Butler (i) does not hold any securities of Retalix, (ii) does not occupy a seat on the Retalix board, and (iii) does not hold a senior management position at Retalix.

         We believe that Mr. Butler did not have the power to direct the management and policies of Retalix because he was Vice President, Sales of Retalix USA Inc., a Retalix subsidiary, and not an executive officer of Retalix Ltd., and because of his lack of a directorship at Retalix and his lack of material share ownership. Although Mr. Butler was Chief Executive Officer and a director of TCI at the time of the transaction, after taking into account the factors set forth in section II.D.3, we believe that Mr. Butler should not be deemed to "control" Retalix within the meaning of Rule 12b-2 and is therefore not a filing person for the Schedule 13E-3.

Item 16.  Exhibits
------------------

6. It appears the registration rights agreement and escrow agreement entered into in conjunction with the stock purchase agreement are material agreements between Retalix and TCI that should be filed as exhibits pursuant to Item 1016(d) of Regulation M-A.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 6


RESPONSE:
---------

         In response to the Staff's comment, we respectfully note that TCI is not a party to either the registration rights agreement or the escrow agreement. The parties to the registration rights agreement are Retalix Ltd. and the institutional stockholders. The parties to the escrow agreement are Retalix Ltd., Retalix Holdings, Inc., U.S. Bank National Association and the institutional stockholders.

         When preparing the Schedule 13E-3 we considered the material terms of and the parties to the registration rights and escrow agreements, in addition to the requirements of Item 1016(d) of Regulation M-A. Item 1016(d) calls for the filing of "any document setting forth the terms of any agreement, arrangement, understanding or relationship referred to in response to Item 1005(e) or Item 1011(a)(1) of Regulation M-A." Item 1005(e) calls for the description of "any agreement, arrangement or understanding . . . between the filing person . . . and any other person with respect to any securities of the subject company." Retalix is a filing person and TCI is the subject company of this Schedule 13E-3. However, both the registration rights agreement and the escrow agreement concern the securities of Retalix. Therefore, we concluded the agreements did not concern the securities of the subject company, and therefore Item 1005(e) did not require their filing.

         We also considered whether Item 1011(a)(1) required such disclosure.
Item 1011(a)(1) calls for disclosure of certain agreements "if material to a security holder's decision whether to sell, tender or hold the securities sought in the tender offer. . ." (Emphasis added.) Because this Schedule 13E-3 concerns a second-step, back-end merger, and not a tender offer, we concluded that Item 1011(a)(1) does not apply.

7. We note from pages 9 and 13 of the proxy statement that The Mentor Group made a presentation to the Board relating to its evaluation of the fairness of the proposed merger. Please note that all materials provided to the Board that are reports, opinions or appraisals materially related to this transaction within the meaning of Item 1015(a) of Regulation M-A should be filed. See Item 1016(c) of Regulation M-A. If you do not file any materials provided, please send us copies of any such presentations, slideshows, reports, opinions, appraisals or other similar documentation provided to the board, committees of the board, or member of the board relating to the evaluation of the fairness of this transaction so that we may evaluate your determination that such materials are not required to be filed.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 7


RESPONSE:
---------

         In response to the Staff's comment, we note that although The Mentor Group provided a lengthy and detailed verbal presentation to the board explaining how it determined that the transaction was fair to all of the stockholders of TCI, it did not provide any materials to the board other than the fairness opinion filed as Appendix C to the proxy statement. The Mentor Group's analysis is set forth in the proxy statement under "SPECIAL FACTORS - Opinion of Financial Advisor the Board of Directors."

Preliminary Proxy Statement on Schedule 14A
-------------------------------------------

General
-------

8. Item 1014 of Regulation M-A requires each filing person on the Schedule 13E-3 to express a view as to the fairness of the going private transaction to unaffiliated security holders. This concept is not the same as fairness to all shareholders generally, especially where, as here, some shareholders are benefiting in different ways than non-affiliates. Please revise the disclosure throughout the proxy statement to address fairness to unaffiliated shareholders, as required by Item 1014.

RESPONSE:
---------

         In response to the Staff's comment, the disclosure throughout the proxy statement has been revised to address fairness to the unaffiliated stockholders. We also revised certain disclosures in the proxy statement to clarify that the institutional stockholders are not benefiting in different ways than the unaffiliated stockholders. The unaffiliated preferred stockholders will receive exactly the same amount of consideration per share as the institutional stockholders because the distribution of proceeds follows the mandated preferences set forth in TCI's certificate of incorporation, bylaws and documents governing the rights of stockholders. If the transaction had been structured as a one-step merger, all consideration would have been paid to stockholders according to the same system of preferences. The main difference in the transaction as structured is that the institutional stockholders will receive some of their consideration in Retalix shares (at their current fair market value) and some in cash, whereas the unaffiliated stockholders will receive all cash. To the extent they receive Retalix stock, the consideration is not taxable to the institutional stockholders at this time. However, the sale of the Retalix stock should be a taxable transaction to the institutional stockholders. The receipt of cash should be a taxable transaction for both the institutional stockholders and the common stockholders.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 8


         The receipt of Retalix shares also exposed the institutional stockholders to greater risk to the extent that the shares are restricted until registered by Retalix. The institutional stockholders were thus subject to downside risk if Retalix stock decreases in value prior to registration of the stock. To the extent the institutional stockholders are able to share in gains from an increase in Retalix's share price, the public stockholders can share in the gains by purchasing Retalix stock in the open market.

Cover Page
----------

9. The second paragraph of Mr. DeSantis' letter focuses on the legal mechanics of your proposed transaction, rather than its economic effects on shareholders. The identity of each legal entity involved in the transaction and the precise name of each entity are details that should not be provided on the cover page. Rather, you should revise to describe concisely the economic essence of the transaction and the effect it will have on shareholders. You can provide shareholders a comprehensive and understandable introduction to the transaction by simply stating that in a series of transactions, TCI is being acquired by an affiliated purchaser, Retalix, for a purchase price you state in an aggregate dollar amount. Also, describe the affiliation between TCI and Retalix, and indicate that as a result of the transaction all the equity interests of the unaffiliated holders will be purchased for cash. Finally, state that if the transaction is effectuated, then TCI shares will no longer be traded in a public market.

RESPONSE:
---------

         In response to the Staff's comment, the second paragraph of Mr. DeSantis's letter has been revised in accordance with the Staff's comments.

10. Identify the holders of TCI's Series A Preferred Stock and Series B Preferred Stock who participated in the April 1, 2005 stock purchase agreement, disclose their affiliation with the TCI and its officers and directors at the time the agreement was signed, and the material terms of the stock purchase agreement. If the identification of the institutional investors is too lengthy for presentation on the cover page, provide a cross-reference to the page number in the Certain Factors section where the details concerning these relationships may be found.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 9


RESPONSE:
---------

         In response to the Staff's comments, this information has been referenced on the cover page and set forth in full detail under "SUMMARY TERM SHEET - Who were the selling stockholders?" and "SPECIAL FACTORS - Background of the Merger" on page 13.

11. We note your disclosure that the board has determined that the proposed merger "is fair to, and in the best interest of, all stockholders of TCI." Revise to state the board's belief as to whether the 13e-3 transaction is fair (or unfair) to the unaffiliated security holders. Since you have more than one class of securities held by unaffiliated holders that will be purchased in this transaction, revise to state whether your conclusion as to fairness was made as to each class separately or on a combined basis. This comment also applies to all other references throughout the document regarding the fairness of this transaction.

RESPONSE:
---------

         In response to the Staff's comments, the proxy statement has been revised throughout to state the board's belief that the 13e-3 transaction is fair to all stockholders, including the unaffiliated stockholders, and that the board's conclusion as to fairness was made as to each class separately.

12. Please disclose the effect of the merger with Retalix. In this regard, disclose that the company's reporting obligations will terminate upon completion of the merger and the company is otherwise eligible to file to deregister its common stock.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to disclose that TCI's reporting obligations will terminate when the merger is completed and TCI is otherwise eligible to file to deregister its common stock.

13. Please describe the effect on TCI, on the proponents of the transaction and on independent shareholders of submitting and obtaining the approval of holders that are not affiliates of Retalix. As the Retalix affiliates control sufficient votes to assure passage of the proposal, explain why you decided to solicit the proxies of all holders. Cite specifically to any provision in your organizational documents, bylaws, or elsewhere that requires such a meeting. Since the outcome of the vote is assured, explain

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 10


         why you state "your vote is important" in the proxy materials. That is, discuss the impact of this vote, whether for or against the proposed merger. For example, will submitting this transaction to a shareholder vote affect the standard of legal review if this transaction is challenged?

RESPONSE:
---------

         In response to the Staff's comment, we have deleted "your vote is important" from the proxy statement and added disclosure explaining why the vote is being taken. Although Retalix controls a sufficient number of votes to assure the passage of the proposal, Retalix and TCI believed that soliciting the proxies of all stockholders would have several beneficial effects. These include:

         (i) Maximizing the public information about the transaction through the proxy solicitation and disclosure process;

         (ii) Involving unaffiliated stockholders in the transaction process;

         (iii) Providing unaffiliated stockholders an opportunity and a forum to voice their views regarding the transaction; and

         (iv) Conducting one final stockholders' meeting before TCI ceases to be a public company.

The foregoing reasons have been set forth in the proxy statement.

The submission of this transaction to a simple majority shareholder vote will not affect the standard of legal review if the transaction is challenged. In fact, under the line of authority established by Kahn v. Lynch Communication Systems, Inc. (223 A.2d 384 (Del. 1966)), a Delaware merger with a controlling stockholder is always subject to the "entire fairness" standard, even if (i) negotiated and approved by a special committee of independent directors and (ii) subject to approval by a majority of unaffiliated stockholders.

Summary Term Sheet
------------------

14. In this section, identify the institutional shareholders of TCI who are a party to the stock purchase agreement dated April 1, 2005. Include a discussion of the treatment of institutional shareholders of TCI in this transaction. This new section should focus on the differences between their participation versus the participation of unaffiliated shareholders. In this regard, we understand that the purpose of the structure of this

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 11


         transaction is in part to support the tax free treatment of the ordinary shares of Retalix to be received by such institutional shareholders pursuant to the stock acquisition on April 1, 2005. Your expanded disclosure should clearly and succinctly detail the interests of the institutional investors and their affiliates in this transaction.

RESPONSE:
---------

         In response to the Staff's comments, we have added in the following new sections to the proxy statement: "SUMMARY TERM SHEET - Who were the selling stockholders?", "SUMMARY TERM SHEET - What amount of consideration did the selling stockholders receive?" and "SUMMARY TERM SHEET - What are the tax consequences to the selling stockholders?". The institutional stockholders are also named on page 17 under "SPECIAL FACTORS - Background of the Merger."

15. See our last comment above. Revise the disclosure generally throughout the proxy statement to discuss the consideration given to the different form of consideration institutional shareholders of TCI would receive, in assessing the fairness of the consideration to be received by non-affiliates.

RESPONSE:
---------

         In response to the Staff's comments, the sections entitled "SPECIAL FACTORS - Position of TCI as to the Fairness of the Merger" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" have been revised to include a discussion of the consideration received by the selling stockholders in connection with assessment of the overall fairness of the transaction to the unaffiliated stockholders.

What will happen if the merger is completed?
--------------------------------------------

16. Similar to our concerns referenced in comment 7 above, your response to the question posed here does not convey a clear, concise and understandable description of the effects of this transaction on the unaffiliated stockholders from an economic standpoint. You refer to the effects of the merger on TCI without disclosing the practical effects of the merger on your unaffiliated stockholders. Rather than focusing on the mechanical details of the double merger, revise to describe succinctly the economic essence of the transaction and the effect it will have on shareholders.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 12


RESPONSE:
---------

         In response to the Staff's comment, we respectfully assume that the Staff's reference to comment 7 actually refers to concerns raised in comment 9, the second comment to the proxy statement, and not comment 7, which addresses materials used in The Mentor Group's presentation to the board. To address the Staff's concern, we have revised this section of the proxy statement to discuss in detail the economic essence of the transaction and the practical effects of the merger on the unaffiliated stockholders.

When will the merger be complete?
---------------------------------

17. We note your disclosure "if the merger agreement is approved..." We further note your disclosure under "Questions About the Fairness of the Merger and Conflicts of Interest," that "Retalix intends to vote its shares in favor of adoption of the merger agreement." Revise to clarify the circumstances in which Retalix Holdings will not vote its shares in favor of the merger agreement, thereby precluding the approval of the merger agreement. Generally, your disclosure throughout the proxy statement should not convey the idea that the outcome of the vote is uncertain.

RESPONSE:
---------

         In response to the Staff's comment, we have revised the proxy statement
(i) to state that Retalix would not vote in favor of the merger only if the other conditions to closing are not met and (ii) to remove any statements that suggest the outcome of the vote is uncertain.

How is the merger related to the prior acquisition by Retalix of our preferred stock?
------------------------------------------------------------------------------

18. Revise to disclose the affiliation of the institutional investors with TCI's former directors. Describe the extent to which these institutional investors were controlled by your former directors. Also revise to disclose the equity interest these institutional investors now hold in Retalix and any relationship between TCI's current and/or former officers and directors with Retalix as a result of the stock purchase agreement.

RESPONSE:
---------

         In response to the Staff's comments, we have added the following new sections to the proxy statement: "SUMMARY TERM SHEET - Who were the selling

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 13


stockholders?" and "SUMMARY TERM SHEET - What amount of consideration did the selling stockholders receive?".

19. Revise to state the amount of consideration paid to the institutional investors under the stock purchase agreement, the manner in which that consideration was calculated, and the difference, if any, from the manner in which the consideration to be paid to unaffiliated stockholders was calculated.

RESPONSE:
---------

         In response to the Staff's comments, we have added in a new section to the proxy statement entitled "SUMMARY TERM SHEET - What amount of consideration did the selling stockholders receive?".

How was the common stock merger consideration calculated?
---------------------------------------------------------

20. It is unclear why $8.6 million was the amount of proceeds available for distribution. Revise to describe the manner in which the amount of proceeds available for distribution was calculated, or cross-reference to a page in the forepart of the proxy statement where this information is provided.

RESPONSE:
---------

         In response to the Staff's comment, we have revised the answer to this question to explain how the available proceeds were calculated.

21. Revise to include a reference to the section of the document where you describe in detail the manner in which common stock consideration was calculated. Revise to include a similar reference in the summaries of the manner in which consideration for the Series A and Series B Preferred Stock were calculated.

RESPONSE:
---------

         In response to the Staff's comment, we have now disclosed all of the relevant material information under this section and under "SUMMARY TERM SHEET - What amount of consideration did the selling stockholders receive?". Accordingly, we did not add any cross-references.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 14


What are the tax consequences of the merger to me?
--------------------------------------------------

22. Add disclosure summarizing the differences, if any, of the tax consequences of the merger to unaffiliated stockholders and the tax consequences of the merger to the institutional investors who received both cash and equity shares in Retalix as consideration under the stock purchase agreement. To the extent such differences exist, they may also need to be described under the Summary Term Sheet subsection where you describe directors' and officers' interests in this transaction.

RESPONSE:
---------

         In response to the Staff's comments, we have added a new section to the proxy statement entitled "SUMMARY TERM SHEET - What are the tax consequences to the selling stockholders?" and described the tax consequences in the section entitled "SUMMARY TERM SHEET - What amount of consideration did the selling stockholders receive?".

Special Factors
---------------

Background of the Merger, page 6
--------------------------------

23. Discuss why the TCI board chose not to form a special committee to evaluate the series of transactions that will result in the elimination of all public shareholders of TCI, or to consider alternative transactions available to the company. Your expanded disclosure should specifically discuss the reasons for the board's decision, in light of the interests of the affiliation of most of TCI's former directors with institutional shareholders who are participating in this transaction in a manner that differs from non-affiliates.

RESPONSE:
---------

         In response to the Staff's comment, we have revised the proxy statement to explain that the TCI board did not form a special committee because (i) TCI had no independent directors with which to form a special committee and (ii) the board had carefully considered several less desirable alternative transactions in the preceding year(s), including a going private transaction or the sale of TCI to a buyer other than Retalix. Because TCI's board had found no other potential buyers with a strong interest in acquiring TCI, the board had no reasonable basis to believe that another buyer was interested in acquiring TCI or, even if another buyer showed interest, that it would pay a higher price for TCI. The board also saw no evidence that any such prospective

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 15


alternative transaction had a reasonable chance of closing, whereas Retalix was ready to immediately consummate a transaction without a financing condition. When the board had also previously considered a going private transaction, the unaffiliated common stockholders would have received less than $0.05 per share, 38% of the $0.132 to be paid in the merger with Retalix. Because of the absence of any other potential buyers and the material difference in the value of the merger as compared to the previously discussed going private transaction, the board believed that a special committee would have supported the Retalix transaction and concluded that the transaction was fair notwithstanding the absence of a special committee. The proxy statement has been revised to include these reasons in detail.

24. Revise to disclose more clearly the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the conditions that are prompting the going private transaction have existed for several years. Explain why you have chosen to be acquired now. Describe the events that led the board to consider possible going private transactions or other strategic transactions in a meeting in December 2004. Discuss how the review of alternatives was initiated.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised under "SPECIAL FACTORS - Background of the Merger" to explain the market conditions and strategic considerations that led TCI's board to consider strategic transactions in December 2004 and to choose to be acquired now.

25. Describe the reasons you ultimately rejected the alternative going private transactions you considered, such as a cash-out of common stockholders owning less than 15,000 shares or cash-out on other terms, suggested by management in December 2004 and earlier. See Item 1013(b) of Regulation M-A.

RESPONSE:
---------

         In response to the Staff's comment, we have revised the proxy statement to explain that the board did not pursue the alternative going private transaction because the Retalix merger (i) gained momentum in January 2005 and
(ii) appeared likely to deliver substantially higher value to TCI's stockholders, particularly unaffiliated stockholders, who would have received less than $0.05 per share in an alternative going private transaction considered by the board, or 38% of the $0.132 to be paid in the merger.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 16


26. You state that Retalix approached TCI management on several occasions within the past two years concerning a possible acquisition of TCI by Retalix. Please identify the person or persons who approached TCI on behalf of Retalix. Describe the events that transpired in these interactions. See Instruction to paragraph (b) and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition of TCI by Retalix and the persons who participated in each discussion. In particular, summarize the material terms of any transaction discussed, including a per share acquisition price to the extent applicable.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to include this information.

27. In addition to describing these past contacts between TCI and Retalix, expand your disclosure to identify the party(ies) that initiated the January 2005 meeting between Mr. Shaked and Mr. Butler.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to include this information.

28. Revise to disclose all material terms of the stock purchase agreement. This should include a description of the manner in which the consideration paid to the institutional stockholders was allocated to each class of holders. Describe in materially complete terms the provisions of that agreement that provided for the payment of options, bonuses and severance to TCI officers, directors and employees. In the section that describes the negotiation of the transaction terms, more specifically describe the process through which these benefits to TCI affiliates became part of the agreement between the parties.

RESPONSE:
---------

         In response to the Staff's comment, the section of the proxy statement entitled "SPECIAL FACTORS - Background of the Merger" has been revised to include information regarding the payment of options, bonuses and severance to TCI officers,

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 17


directors and employees and a discussion of why TCI extended these benefits to such persons.

29. Clarify the TCI board's concerns about the risk that the merger with Retalix would not be completed if alternatively structured. For example, it is common for such acquisitions to be structured as a single merger, subject to a shareholder vote. What specific facts about this transaction caused the TCI board to conclude that this more common structure was too risky? Were concerns expressed by Retalix or others involved in the transaction?

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to explain that among other risks, TCI and Retalix were concerned about the risk of losing customer relationships pending the outcome of a stockholder vote. Mr. Butler and Mr. DeSantis, acting on behalf of the board and management, were also concerned that if TCI's business or operating results should decline pending a shareholder vote, Retalix would not complete the transaction. In the two-step merger, Retalix could immediately begin integrating TCI into its corporate structure and TCI could be certain that the transaction would be completed. This structure gave both TCI and Retalix the necessary certainty to go forward with the transaction.

30. See our last comment above. Describe the role played by TCI's institutional investors in structuring this transaction.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to note that the institutional stockholders played no role in structuring the transaction, which was entirely the product of arm's-length negotiation between Retalix and TCI's management.

Position of TCI as to the Fairness of the Merger, page 10
---------------------------------------------------------

31. You state that the board considered that the aggregate $34.5 million purchase price offered was approximately 1.5 times TCI's current annual revenues of $22.5 million, which compares favorably with valuations of comparable software companies. Please disclose the names of these companies and provide an analysis as to why such valuations are comparable to the valuation of TCI. Further, this appears to be an extract from the opinion of The Mentor Group based upon its analyses. If this is

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 18


         the case, you should expressly adopt The Mentor Group's discussion of this factor as your own.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to explain TCI's analysis of comparable software companies. This is not an extract of The Mentor Group's opinion.

32. You further state that the price being offered by Retalix on a per-share basis exceeded TCI' s estimates of fair market value of the common stock within the past year. We note TCI's Form 10-QSB for the quarter ended September 30, 2004 states that in the "Board of Directors meeting on August 6th, 2004, the Board of Directors determined the fair market value of our common stock to be $0.05 per share during their valuation review of the Company." Revise to discuss the basis upon which the board determined $0.05 per share was the fair market value of your common stock.

RESPONSE:
---------

         In response to the Staff's comment, the proxy statement has been revised to explain the reasons that led the board to determine that $0.05 per share was the fair market value of the common stock in August 2004.

33. We note that the board of directors did not consider net book value, liquidation value or pre-merger going concern value. It is unclear why you concluded that these valuation methodologies would not be indicative of the value of the company. For example, the absence of an intent to liquidate is not determinative of whether a liquidation analysis is an indicator of company value. Explain the board's beliefs concerning these valuation methods and their usefulness to the board in evaluating the fairness of the terms of the proposed transaction. Explain why the board felt it was unnecessary to use these methodologies in concluding that the transaction is fair to the unaffiliated stockholders. See Question 20 of the interpretative release concerning Rule l3e-3, SEC Release 34-17719 (April 13, 1981).

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 19


RESPONSE:
---------

         In response to the Staff's comment, we respectfully note that in the "SPECIAL FACTORS - Position of TCI as to the Fairness of the Merger" section, under "Alternative Transactions," the proxy states "[t]he board did not consider a liquidation since this would have certain[ly] resulted in the stockholders receiving less per share than what they could receive as a result of the acquisition by Retalix." We also note that Question 20 states that "the factors [upon which the belief as to fairness is based] need to be discussed only to the extent they are material in the context of the transaction." Because TCI's net book value and liquidation value were paltry compared to Retalix's offer, and because they would have resulted in no distributions to the unaffiliated stockholders, the board did not consider them material to its fairness analysis.

         TCI's net book value as of December 31, 2004 was approximately $1.8 million. The Retalix transaction valued TCI at more than 19 times this amount. TCI's internal calculations showed that the preferences and dividends payable in respect of the Series A and Series B Preferred Stock were approximately $25 million. Therefore, at any liquidation value below $25 million, the Series A and Series B Preferred Stock would have consumed all value in payment of liquidation preferences, and the public shareholders would receive nothing.

         The valuation of 1.5 times annual revenues, as it is based on TCI's annual revenue, represents TCI's going concern value.

34. Expand to more specifically explain why the board concluded that, based on its analysis of other potential buyers of TCI, it was unlikely that any other buyer would pay above $34.5 million for the company. Your revised disclosure should describe any facts or investigation supporting the board's conclusion.

RESPONSE:
---------

         The disclosure under "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Position of TCI as to the Fairness of the Merger" has been expanded to explain that management had carefully analyzed potential acquirors and comparable transactions. Because no other prospective acquiror expressed interest in TCI or was likely to show interest under the circumstances, and because Retalix's $34.5 million offer represented 1.5 times TCI's annual revenues, exceeding the average valuation of 1.4 times annual revenues in comparable transactions, TCI concluded that it was unlikely to receive a higher price.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 20


35. We refer you to the discussion of procedural safeguards on page 12. Please expand your Item 1014(b) analysis, to include a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item 1014(c), (d) and (e) have not been provided. It is unclear why the board determined that the transaction is procedurally fair to the unaffiliated stockholders without these features. Please revise or advise.

RESPONSE:
---------

         Item 1014(c) requires the issuer to state whether the transaction is structured to require the approval of a majority of unaffiliated stockholders. As explained in section (viii) of the discussion of procedural safeguards in the proxy statement, Delaware law and TCI's charter and bylaws do not require such approval. The board believes the transaction is procedurally fair because it meets the applicable requirements of Delaware law, and the distribution of proceeds follows the mandatory provisions of TCI's certificate of incorporation, bylaws and other documents defining the rights of stockholders. The board is not aware of any requirement to exceed such requirements in order to be deemed procedurally fair.

         Moreover, as noted in response to comment 13, under the requirements of Kahn v. Lynch Communications, every Delaware merger with a controlling stockholder is reviewed under the "entire fairness" standard, even if negotiated and approved by a special committee of independent directors and approved by a majority of unaffiliated stockholders. Therefore, since the merger would be judged by the same standards whether it was approved by a simple majority or a majority of unaffiliated stockholders, we do not believe the Delaware courts view approval by a majority of unaffiliated stockholders as a sine qua non for procedural fairness. Moreover, since the unaffiliated stockholders will receive far greater consideration in the Retalix merger than they would have in any feasible alternative transaction, as we have noted herein and in the revised proxy statement, we believe the transaction would satisfy the entire fairness standard.

         Mr. Butler and Mr. DeSantis, acting on behalf of the board, believed that to put the transaction to a vote of the unaffiliated stockholders as a condition to consummating a one-step merger would have caused sufficient delay and uncertainty to dissuade Retalix from entering into the transaction. In such case, the unaffiliated stockholders would face either (i) a completely illiquid investment since there was no trading market and no demand for their TCI shares or (ii) a going private transaction in which stockholders who owned 15,000 or fewer shares would have their shares purchased for less than $0.05 per share, or 38% of the price they will receive from Retalix, and stockholders holding more than 15,000 shares would remain stockholders of a private company without any liquidity or the informational protections of the securities laws.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 21


         Item 1014(d) requires the issuer to state whether a majority of directors who are not employees of the issuer has retained an unaffiliated representative to negotiate solely on behalf of the unaffiliated stockholders. We believe that we fulfilled this requirement in section (vi) of the paragraph regarding procedural safeguards, which states that "in light of The Mentor Group's valuation of TCI, the lack of any public market for the common stock and the lack of interest in TCI from other buyers, the board had no reasonable basis to believe that a special committee or an unaffiliated representative of the public stockholders would have favored any alternative transaction..." Additionally, as noted above, the Delaware courts will review a going private transaction with a controlling stockholder under the entire fairness standard regardless of whether a special committee is appointed.

         Item 1014(e) requires the issuer to state whether the transaction was approved by a majority of directors who were not employees of the subject company. Of the directors who approved the transaction, only David Butler was an employee of TCI. We respectfully note that section (v) of the paragraph regarding procedural safeguards states that "although TCI does not have any independent directors to appoint to a special committee of the board the transaction was approved by all of the directors who were not employees of TCI...".

Opinion of Financial Advisor to the Board of Directors, page 12
---------------------------------------------------------------

36. See our comment above regarding the need under Item 1014 of Regulation M-A to address fairness to unaffiliated shareholders. The first paragraph in this section seems to say that The Mentor Group opinion addresses something much broader than that, including the fairness to affiliates. Please clarify the scope of the opinion.

RESPONSE:
---------

         In response to the Staff's comment, this paragraph has been revised to clarify the scope of the opinion.

37. Confirm for us, if true, that TCI did not have any material relationship with The Mentor Group that existed during the past two years.

RESPONSE:
---------

         In response to the Staff's comment, TCI retained The Mentor Group in December 2004 to conduct a valuation of TCI and deliver a fairness opinion in connection with the previously discussed going private transaction. After The Mentor Group delivered a draft opinion, TCI requested that The Mentor Group suspend its efforts while TCI negotiated with Retalix. TCI engaged The Mentor Group in March 2005 to provide an analysis and a fairness opinion in connection with the Retalix

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 22


transaction. Other than the foregoing, TCI has not had a material relationship with The Mentor Group during the past two years.

38. We note that the summary of The Mentor Group opinion is qualified in its entirety by reference to the full report. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the proxy statement. Please revise.

RESPONSE:
---------

         In response to the Staff's comment, this qualification has been deleted from the proxy statement.

Summary of Financial Analyses Performed by The Mentor Group with Respect to the Acquisition, page 13
-------------------------------------------------------------------------------

39. Provide us with copies of all projections and forecasts, as well as any other materials exchanged between the parties or the parties and The Mentor Group that quantified any strategic, financial or operational benefits anticipated from the merger. Also provide us with any material non-public information exchanged among the parties. Finally, confirm that the projections disclosed starting on page 53 are the projections and forecasts to which you refer in this section.

RESPONSE:
---------

         In response to the Staff's comment, TCI provided The Mentor Group with the projections disclosed in the proxy statement as referenced in the Staff's comment. These are the projections and forecasts referred to in this section. Other than these projections, TCI did not provide The Mentor Group any other materials or material non-public information.

40. Advise us whether you have disclosed all of the projections provided to The Mentor Group for use in their fairness opinion. In this regard, ensure that your disclosure summarizes all of the material projections that were presented to The Mentor Group. Where projections are presented, you should also describe the material assumptions underlying them.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 23


RESPONSE:
---------

         In response to the Staff's comment, The Mentor Group has informed us that, other than the projections disclosed in the proxy statement, it did not use any projections in preparing the fairness opinion.

41. It appears that the report setting forth the analysis of The Mentor Group as to the fairness of this transaction should be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A. Please advise.

RESPONSE:
---------

         In response to the Staff's comment, we note that The Mentor Group did not provide any reports or materials to the board other than the opinion attached as Appendix C to the proxy statement. The proxy narrative reflects the substance of The Mentor Group's analysis supporting the opinion and reflects The Mentor Group's verbal presentation, but The Mentor Group did not produce a written report.

Position of Retalix as to the Fairness of the Merger, page 18
-------------------------------------------------------------

42. Item 1014 requires you to address fairness to security holders unaffiliated with TCI. Please revise to specifically address.

RESPONSE:
---------

         We respectfully point out to the Staff that at the end of the second paragraph under "Position of Retalix as to the Fairness of the Merger," Retalix states its position that it believes the terms and conditions of the merger are substantively and procedurally fair to TCI and its stockholders, including stockholders unaffiliated with Retalix. Retalix evaluated TCI as a whole enterprise, as it intends to acquire all outstanding equity interests in TCI. In arriving at aggregate consideration of $34.5 million for all such equity interests, Retalix did not separately evaluate TCI's preferred stock and common stock, and therefore, to the extent the preferred stockholders who sold their shares to Retalix under the stock purchase agreement were deemed affiliates of TCI and other stockholders were not, Retalix did not separately evaluate the fairness of the transaction to each set of stockholders. Rather, Retalix negotiated an aggregate purchase price for all interests in TCI and then relied on the TCI board and management to determine the distribution of proceeds, in accordance with the distribution preferences and other rights of the various classes of shareholders set forth in TCI's Certificate of Incorporation. As discussed in this section of the proxy statement, Retalix attempted to negotiate the terms of a transaction that would be most favorable to it, and not to the TCI stockholders, and,

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 24


accordingly, did not negotiate the stock purchase agreement or merger agreement with a goal of obtaining terms that were fair to such stockholders.

         To make these issues more transparent, this section has been revised to clarify in the first paragraph that Retalix is technically required to express its belief as to the fairness of the merger to unaffiliated shareholders. In addition, the reference to stockholders unaffiliated with Retalix has been revised to reference unaffiliated stockholders more generally.

43. We note the disclosure that Retalix hired Citigroup Global Markets Inc. to assist in due diligence and negotiation of this transaction. Please expand to discuss the services provided by Citigroup. In particular, note the requirements of Item 1015 of Regulation M-A. In our view, any report, opinion or appraisal, whether oral or written, that is materially related to the going private transaction and was produced by an outside third party fits within the scope of Item 1015. Item 1015 is not limited to an analysis of the price to be paid in a given transaction. Explain why, in your view, no additional disclosure is warranted with respect to analyses performed by Citigroup. Alternatively, expand the disclosure to provide all of the disclosure required by Item 1015 as to Citigroup.

RESPONSE:
---------

         Item 1015 of Regulation M-A requires disclosure relating to the receipt by the subject company or an affiliate of any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.

         Citigroup Global Markets Inc. was engaged by Retalix solely to assist in the financial due diligence of TCI. Citigroup, along with Retalix management, participated in diligence sessions with TCI management, reviewed the historical financial results and projections of TCI and evaluated the potential effect the acquisition could have on the combined company's financial results. As part of its diligence process, Citigroup contacted various TCI customers and surveyed their satisfaction with TCI and its products and services. While these due diligence procedures were one of many background factors considered in determining whether or not to pursue an acquisition of TCI, Citigroup's diligence was not materially related to the negotiation of the transaction value itself. Citigroup did not participate in any discussions between Retalix and TCI concerning valuation, nor did it advise Retalix on what would be an appropriate valuation for TCI. Specifically with respect to Item 1015 of Regulation M-A, Citigroup did not

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 25


produce any report, opinion or appraisal, whether oral or written, that materially related to the Rule 13e-3 transaction. In particular, Citigroup did not provide any report, opinion or appraisal relating to the consideration or the fairness of the consideration offered to TCI's shareholders, whether or not affiliates.

44. We note the reference in this section to projections for TCI generated by Retalix and used to calculate the merger price in this series of transactions. Disclose these projections and describe the assumptions underlying them. State whether these projections were shared with other parties.

RESPONSE:
---------

         In evaluating the merits of acquiring TCI, as well as determining an appropriate purchase price for TCI, Retalix reviewed the projections for TCI prepared by TCI management. For valuation purposes, Retalix particularly focused on TCI's 2005 projections, which are included in the proxy statement. As a conservative measure, based in part on its diligence findings, Retalix applied a discount to TCI's 2005 projections, to bring them more in-line with TCI's historical results as well as better reflect the information Retalix was able to ascertain in diligence. The disclosure has been revised to reflect the fact that Retalix did not prepare its own projections for TCI, but rather based its analysis on the projections provided by TCI.

Employment and Severance Arrangements for Certain Executive Officers, page 23
-----------------------------------------------------------------------------

45. We note that the descriptions of the employment agreements with Messrs. Butler and DeSantis are qualified in their entirety by reference to the full text of the employment agreements. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the proxy statement. Please revise to remove such qualify statements here and throughout the document, such as in your discussion of appraisal rights on page 26.

RESPONSE:
---------

         In response to the Staff's comment, the qualifying statements have been removed throughout the proxy statement.

46. Here and in the preceding section, you refer to payments made to certain directors and officers of TCI pursuant to severance agreement and cancellation of stock options. Where these payments are described, you

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 26


         state that "these amounts will not reduce the amount of consideration payable to the public stockholders in the merger." We believe such statements are potentially misleading given that Retalix presumably had a set maximum amount it was willing to spend in connection with this transaction; to the extent that some of that money is being paid to affiliates it is not available to unaffiliated shareholders. Please revise.

RESPONSE:
---------

         Although TCI is not aware whether Retalix has a set maximum amount it was willing to spend in connection with this transaction, the statements have been removed throughout the proxy statement in response to the Staff's comment.

Material U.S. Federal Income Tax Consequences, page 27
------------------------------------------------------

47. To the extent that the tax consequences of this transaction for the institutional investors differ from those of the unaffiliated stockholders, revise to address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

RESPONSE:
---------

         In response to the Staff's comment, the section entitled "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" has been revised to discuss the difference in tax consequences and to clarify that any difference in tax treatment of consideration received by the institutional stockholders and the public stockholders was not the reason for undertaking this transaction at this time.

TCI Solutions, Inc. Projected Financial Information, page 53
------------------------------------------------------------

48. Note that information contained in filings with the Commission is required to comply with Item 10(h) of Regulation S-B. While you are required to provide us with projections and forecasts, all non-GAAP financial measures included in filings must comply with Item 10(h). Please revise.

RESPONSE:
---------

         In response to the Staff's comment, the projected financial information has been revised to comply with Item 10(h) of Regulation S-B.

Securities and Exchange Commission
Division of Corporation Finance
July 12, 2005
Page 27


Schedule I
----------

49. Item 1003(c)(3) of Regulation M-A requires a statement regarding convictions in a criminal proceeding during the past five years for natural persons. Your disclosure here speaks only as to the last four years. Please revise.

RESPONSE:
---------

         In response to the Staff's comment, this disclosure has been revised to speak as to the last five years.

Sincerely,


/s/ William C. Manderson
William C. Manderson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP